SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No.            )(1)


                             Captec Net Lease Realty Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                   Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   140724105
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Allen B. Holeman, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 793-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                              December 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)


CUSIP No.    140724105                 13D                   Page    of    Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                     WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   140724105                  13D                   Page    of    Pages


-------------------------------------------------------------------------------
Page 3

                                        Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of Captec Net Lease Realty, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

     Not applicable

Item 5:  Interest in Securities of the Issuer (as of 12/12/01)

        (a) The responses of Bear Stearns to Rows (11) through (13) of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

        (b) The responses of Bear Stearns to Rows (7) through (10) of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

        (c) Since the date of its initial filing on Schedule 13D, Bear Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

        (d)     Not Applicable.

        (e) As of December 12, 2001, Bear Stearns ceased to be the beneficial owner of more than five percent of Captec Net Lease
    Realty, Inc. Common Stock since the date of its original filings.



Page 4


**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.


Signature:

        After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.



                                                     December 14, 2001
                                        ----------------------------------------
                                                         (Date)


                                                            /S/
                                        ----------------------------------------
                                                       (Signature)


                                        Barry J. Cohen/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)


                                   APPENDIX I

                         Captec Net Lease Realty, Inc.

                    Trading from 10/14/01 through 12/12/01
                            (Various Firm Accounts)

                         ***** 12/12 *****
 97,044- CAPTEC NET LEASE REALTY INC     MER OA              .00
 50,566- CAPTEC NET LEASE REALTY INC     MER OA              .00
 43,431- CAPTEC NET LEASE REALTY INC     MER OA              .00
300,000- CAPTEC NET LEASE REALTY INC     MER OA              .00
                         ***** 11/29 *****
13,000  CAPTEC NET LEASE REALTY INC    12.3600       160,680.00
 3,000- CAPTEC NET LEASE REALTY INC    12.4000        37,198.76-
 5,000- CAPTEC NET LEASE REALTY INC    12.4000        61,997.93-
 5,000- CAPTEC NET LEASE REALTY INC    12.4000        61,997.93-
                         ***** 11/23 *****
   626  CAPTEC NET LEASE REALTY INC    12.3500         7,731.10
   100- CAPTEC NET LEASE REALTY INC    12.3500         1,234.95-
   526- CAPTEC NET LEASE REALTY INC    12.3500         6,495.88-
                         ***** 11/19 *****
300,000  CAPTEC NET LEASE REALTY INC    12.1500     3,645,000.00
                         ***** 11/16 *****
 9,900  CAPTEC NET LEASE REALTY INC    12.3140       121,908.60
   300- CAPTEC NET LEASE REALTY INC    12.2000         3,659.87-
   300- CAPTEC NET LEASE REALTY INC    12.2800         3,683.87-
   500- CAPTEC NET LEASE REALTY INC    12.4400         6,219.79-
   500- CAPTEC NET LEASE REALTY INC    12.2600         6,129.79-
 2,000- CAPTEC NET LEASE REALTY INC    12.4500        24,899.17-
 2,000- CAPTEC NET LEASE REALTY INC    12.4300        24,859.17-
 2,000- CAPTEC NET LEASE REALTY INC    12.3500        24,699.17-
 2,000- CAPTEC NET LEASE REALTY INC    12.2500        24,499.18-
 5,000- CAPTEC NET LEASE REALTY INC    12.2700        61,347.95-
 5,000- CAPTEC NET LEASE REALTY INC    12.2700        61,347.95-
 5,000- CAPTEC NET LEASE REALTY INC    12.3140        61,567.94-
 4,900- CAPTEC NET LEASE REALTY INC    12.3140        60,336.58-
                         ***** 11/15 *****
   100  CAPTEC NET LEASE REALTY INC    12.3500         1,235.00
   100  CAPTEC NET LEASE REALTY INC    12.3500         1,235.00
 1,000  CAPTEC NET LEASE REALTY INC    12.3300        12,330.00
 3,000  CAPTEC NET LEASE REALTY INC    12.3500        37,050.00
   500  CAPTEC NET LEASE REALTY INC    12.4200         6,210.00
   500  CAPTEC NET LEASE REALTY INC    12.4200         6,210.00
   500  CAPTEC NET LEASE REALTY INC    12.4000         6,200.00
   500  CAPTEC NET LEASE REALTY INC    12.4200         6,210.00
   500  CAPTEC NET LEASE REALTY INC    12.4000         6,200.00
   500  CAPTEC NET LEASE REALTY INC    12.3000         6,150.00
   500  CAPTEC NET LEASE REALTY INC    12.3000         6,150.00
   400- CAPTEC NET LEASE REALTY INC    12.4200         4,967.83-
   500- CAPTEC NET LEASE REALTY INC    12.4200         6,209.79-
 5,900- CAPTEC NET LEASE REALTY INC    12.4100        73,216.55-
                         ***** 11/02 *****
   100  CAPTEC NET LEASE REALTY INC    12.1500         1,215.00
   100  CAPTEC NET LEASE REALTY INC    12.1500         1,215.00
   100  CAPTEC NET LEASE REALTY INC    12.1500         1,215.00
   100  CAPTEC NET LEASE REALTY INC    12.1500         1,215.00
   200  CAPTEC NET LEASE REALTY INC    12.1000         2,420.00
   300  CAPTEC NET LEASE REALTY INC    12.1000         3,630.00
   400  CAPTEC NET LEASE REALTY INC    12.1300         4,852.00
 1,900  CAPTEC NET LEASE REALTY INC    12.1500        23,085.00
 4,439- CAPTEC NET LEASE REALTY INC    12.1500        53,932.05-
                         ***** 11/01 *****
   100  CAPTEC NET LEASE REALTY INC    11.9500         1,195.00
   100  CAPTEC NET LEASE REALTY INC    12              1,200.00
 1,000  CAPTEC NET LEASE REALTY INC    11.9500        11,950.00
 1,000  CAPTEC NET LEASE REALTY INC    11.9500        11,950.00
 1,000  CAPTEC NET LEASE REALTY INC    11.9500        11,950.00
 2,000  CAPTEC NET LEASE REALTY INC    11.9500        23,900.00
 1,000  CAPTEC NET LEASE REALTY INC    11.7000        11,700.00
 4,900  CAPTEC NET LEASE REALTY INC    11.9500        58,555.00
 5,465- CAPTEC NET LEASE REALTY INC    12.1500        66,397.51-
10,930- CAPTEC NET LEASE REALTY INC    12.1750       133,068.25-
                         ***** 10/17 *****
   200- CAPTEC NET LEASE REALTY INC    12.1300         2,425.91-
                         ***** 10/15 *****
   600- CAPTEC NET LEASE REALTY INC    12.1700         7,301.75-
   100- CAPTEC NET LEASE REALTY INC    12.2000         1,219.95-
 3,000- CAPTEC NET LEASE REALTY INC    12.2000        36,598.78-
 4,000- CAPTEC NET LEASE REALTY INC    12.1000        48,398.38-

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).